

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2014

<u>Via E-mail</u>
Michael A. Noel
Chief Executive Officer
NCM Financial, Inc.
Rosewood Court
2101 Cedar Springs Road, Suite 1050
Dallas, TX 75201

> **Re: NCM Financial, Inc.
> Amendment No. 3 to Registration Statement on Form S-1
> Filed May 22, 2014
> File No. 333-193160**

Dear Mr. Noel:

Our preliminary review of the above-referenced amendment to your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of this amendment and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

Specifically, we are unable to complete a review of this amendment due to the absence of current financial statements. Please amend your registration statement to include the appropriate financial statements as required by Rule 8-08 of Regulation S-X and revise your disclosure as necessary.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any questions. If you require further assistance, you may Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

> Sincerely,
>
> /s/ Matthew Crispino
>
> Matthew Crispino
> Staff Attorney

cc: <u>Via E-mail</u>
        Gregg E. Jaclin, Esq.
        Szaferman Lakind Blumstein & Blader, PC